EXHIBIT 12

THE TORO COMPANY AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Not Covered by Independent Auditors’ Report)

	10/31/2010	10/31/2009	10/31/2008	10/31/2007	10/31/2006
Earnings before income taxes	$141,268,000	$95,788,000	$181,289,000	$213,227,000	$192,754,000
Plus: Fixed charges	23,579,921	24,280,076	26,141,532	26,003,000	24,154,000
Earnings available to cover fixed charges	$164,847,921	$120,068,076	$207,430,532	$239,230,000	$216,908,000
Ratio of earnings to fixed charges	6.99	4.95	7.93	9.20	8.98

Interest expense	$17,113,000	$17,578,000	$19,333,000	$19,445,000	$17,672,000
Rentals (interest expense)	6,466,921	6,702,076	6,808,532	6,558,000	6,482,000
Total fixed charges	$23,579,921	$24,280,076	$26,141,532	$26,003,000	$24,154,000